

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Shiong Han Wee
Chief Financial Officer
WECONNECT Tech International, Inc.
25, Jln Puteri 7/15
Bandar Puteri, 47100 Puchong
Selangor, Malaysia

Re: WECONNECT Tech International, Inc.
Form 10-K for the Fiscal Year Ended July 30, 2020
Filed June 7, 2021
File No. 000-52879

Dear Mr. Wee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ended July 30, 2020

Report of Independent Registered Public Accounting Firm, page F-1

1. Note 5 of the notes to the financial statements discloses a going concern and page 6 refers to a going concern opinion of the auditor. However, the audit report of Olayinka Oyebola & Co. does not include a going concern paragraph. Please have your auditors explain to us their consideration of PCAOB Auditing Standards 2415 regarding their conclusion about the company's ability to continue as a going concern.

2. We note the July 31, 2019 financial statements were audited by Total Asia Associates PLT. We also note exhibit 23 references inclusion of the report of these auditors; however, we are unable to locate the report in the filing. Please amend the filing to include the audit report of Total Asia Associates PLT.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services